Exhibit 12.1
Vion Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Nine Months
	Ended
	September 30,	Year Ended December 31,
(in thousands except per share data)	2008	2007	2006	2005	2004	2003
Earnings:
Loss before income taxes	($22,942)	($34,336)	($25,305)	($18,001)	($16,027)	($11,834)
Add: Fixed charges	19	22	19	25	22	20
Less: Capitalized interest	—	—	—	—	—	—

Earnings	($22,937)	($34,314)	($25,286)	($17,976)	($16,005)	($11,814)

Fixed Charges:
Estimated interest portion of rent expense	$19	$22	$19	$25	$22	$20
Interest expense	—	—	—	4	—	2

Total Fixed Charges	$19	$22	$19	$29	$22	$22

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $11.8 million in 2003, $16.0 million in 2004, $18.0 million in 2005, $25.3 million in 2006, $34.3 million in 2007 and $22.9 million for the nine months ended September 30, 2008.